UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number: 0-2736

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

Sport Chalet, Inc. Employee Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Sport Chalet, Inc.
One Sport Chalet Drive
La Cañada, California 91011

REQUIRED INFORMATION

REPORT OF REGISTERED INDEPENDENT PUBLIC ACCOUNTING FIRM

The Savings Plan Committee
Sport Chalet, Inc. Employee Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Sport Chalet, Inc. Employee Retirement Savings Plan (the Plan) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Moss Adams LLP

Moss Adams LLP
Los Angeles, CA

June 27, 2007

Sport Chalet, Inc. Employee Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2006	2005

Assets
Investments, at fair value	$6,853,010	$5,896,187
Employee contributions receivable	24,036	22,635
Employer contributions receivable	3,103	3,095
Total net assets available for benefits	$6,880,149	$5,921,917

See accompanying notes.

Sport Chalet, Inc. Employee Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2006

Additions
Employee contributions	$767,201
Employer contributions	101,191
Employee rollover contributions	11,556
Interest income	24,953
Net appreciation in fair value of investments	615,222
Total additions	1,520,123

Deductions
Benefit and withdrawal payments	551,633
Administrative expenses	10,258
Total deductions	561,891
Net increase in assets available for benefits	958,232

Net assets available for benefits at beginning of year	5,921,917
Net assets available for benefits at end of year	$6,880,149

See accompanying notes.

Sport Chalet, Inc. Employee Retirement Savings Plan

Notes to Financial Statements

December 31, 2006

1. Description of Plan

The following description of the Sport Chalet, Inc. Employee Retirement Savings Plan (the Plan) is provided for general informational purposes only. Participants and other interested parties should refer to the Plan documents for a more complete description of the Plan.

General

The Plan was established effective January 1, 1997 and is a defined contribution plan covering all employees of Sport Chalet, Inc. (the Company) who meet the eligibility requirements of the Plan. Contributions to the Plan are authorized under Section 401(k) of the Internal Revenue Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility

All active employees of the Company who have completed three months of service and are at least 21 years of age are eligible to participate in the Plan.

Contributions

Employees of the Company who elect to participate in the Plan may contribute from 2% to 100% of compensation, as defined, each payroll period, up to the maximum permitted by the Plan and relevant limitations under the Internal Revenue Code (the Code). Participants who have reached age 50 before the end of the Plan year are eligible to make catch-up contributions which are also subject to certain limitations of the Code. The maximum salary deferral limit for 2006 and 2005 was $15,000 and $14,000, respectively. For the year ended December 31, 2006, the Company made matching contributions of 25% of the participant’s deferral up to a maximum of 1% of compensation.

“Rollover” contributions from other qualified plans are accepted by the Plan.

Participants’ Accounts

Individual accounts are maintained for each participant. Each participant’s account is credited with the employee’s and the employer’s contributions and investments’ earnings and charged with participant distributions and administrative expenses. Allocations are based on participant earnings or account balances, as defined. Participants may direct the investment of their account balances into various investment options offered by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Sport Chalet, Inc. Employee Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Distributions and Withdrawals

At termination of employment, prior to retirement, participants are entitled to receive the fair value of their account balance in the form of a lump-sum distribution.

At death, benefits shall be paid to the surviving beneficiary, in the form selected by the participant or beneficiary, as applicable.

Withdrawals may be made from the Plan, subject to penalties, under certain circumstances.

Participant Loans

The Plan allows participants to borrow up to 50% of their vested account balances, but not less than $1,000 nor more than $50,000. The loans bear interest at the commercial bank’s prime rate plus 2%. As of December 31, 2006, outstanding participant loans were $152,429, bearing interest at rates of 6.0% to 6.75%.

Vesting

Participants are immediately vested in their contributions and the related earnings and losses on such contributions. The Company’s matching contributions, and the related earnings and losses on such contributions, vest 20% after two years of service with an additional 20% vesting for each additional year of service thereafter. Participants are 100% vested after six years of service.

Nonvested employer contributions forfeited as a result of participant withdrawal are used to offset plan expenses and employer contributions. At December 31, 2006 and 2005, forfeited nonvested accounts totaled $3,008 and $2,842, respectively. During the year ended December 31, 2006, administrative expenses and employer contributions were reduced by $8,833 and $196, respectively, from forfeited nonvested accounts.

Income Tax Status

The Plan is the subject of a favorable determination letter from the Internal Revenue Service dated July 14, 2006, stating that the written form of the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code). Therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt. Subsequent amendments are structured to, and are intended to maintain the tax qualified status of the Plan.

Sport Chalet, Inc. Employee Retirement Savings Plan

Notes to Financial Statements (continued)
2. Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting from information supplied by the custodian of the Plan, Prudential Retirement Insurance & Annuity Company (Prudential).

Investments

Investments are stated at fair value, loans are stated at the unpaid principal amount, which approximates fair value. The Plan owns units of pooled separate accounts which are valued based on fair values of the underlying investments using audited financial statements of the pooled separate accounts at year-end. Fair value of the underlying investments are based on quoted market prices or provided by the asset manager based on estimated procedures for valuing such investments.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for the Plan’s fully benefit-responsive investment contracts because contract value is generally the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a pooled separate account. Fair value of the Plan’s investment in the Guaranteed Income Fund pooled separate account approximates contract value and no adjustment of the investment in the pooled separate account from fair value to contract value is presented on the Statements of Net Assets Available for Benefits as required by the FSP. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Plan investment options include a Guaranteed Income Fund. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average earnings yield and average crediting rate yield for this account was 3.15% for the year ended December 31, 2006. Crediting interest rates reset semi-annually and cannot be less than 1.50%.

Investments are valued daily and investment sales are recognized on a trade-date basis. Interest income is recognized on the accrual basis and dividends are recognized on the ex-dividend date.

Sport Chalet, Inc. Employee Retirement Savings Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

Expenses of the Plan

Certain expenses, such as fees for the registered independent public accountants, incurred in the administration of the Plan and not paid for by forfeitures or participants are paid by the Company. The Plan does not reimburse the Company for these expenses.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan Administrator to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

Concentration of Risk

The Plan has exposure to risk to the extent that its investments are subject to market fluctuations and interest rate fluctuations that may materially affect the value of the investment balances.

Benefits Payable to Former Participants

Benefits are recorded when paid.

3. Investments

Investments in the Plan are held by Prudential and are participant-directed. Plan participants may direct contributions to any investment options offered by the Plan, including Sport Chalet, Inc. common stock. Participants may change their investment options at any time.

The following investments represent 5% or more of the Plan’s net assets available for plan benefits at December 31, 2006 and 2005:

	2006	2005
Mid Cap Growth/Artisan Partners Fund	$696,738	$610,632
Core Bond Fund	$356,063	$320,905
Dryden S & P 500 Index Fund	$1,648,083	$1,493,401
Large Cap Value Fund/Wellington Mgmt.	$1,340,168	$1,141,706
Guaranteed Income Fund	$556,017	$517,582
American Century Ultra - Advisor	$358,236	$388,594
Oppenheimer Global Fund - Class A Shares	$371,618

Sport Chalet, Inc. Employee Retirement Savings Plan

Notes to Financial Statements (continued)

3. Investments (continued)

During 2006, the Plan’s investments (including gains and losses on the investments bought and sold, as well as held during the year) appreciated/(depreciated) in value as follows:

Pooled Separate Accounts	$578,525
Corporate Stock	36,698
Net Appreciation	$615,222

4. Plan Termination

The Company may amend or terminate the Plan at any time. If the Plan is amended, no plan amendment may reduce the benefits to which a participant is entitled under the Plan at the time of the amendment. If the Plan is terminated, participants’ rights to all the amounts in their accounts become nonforfeitable.

5. Nonexempt Transaction

Participant contributions of $103 were withheld from participants’ pay in 2006 but were not remitted to the Plan’s trust within the time frame required by the Department of Labor under the plan assets rules. This constituted a $103 loan from the Plan to the plan sponsor for the period held.

6. Related Party Transactions

Certain Plan investments are shares of pooled separate accounts managed by Prudential. Prudential is the custodian as defined by the Plan and, therefore, these transactions qualify as party-in-interest. Fees paid by the Plan to Prudential for administrative expenses amounted to $10,258 for the year ended December 31, 2006.

Supplemental Schedule

Sport Chalet, Inc. Employee Retirement Savings Plan
EIN: 95-4390071 Plan: 001

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2006

(a)	(b) Identity of Issuer	(c) Description of Investment	(e) Current Value
*	Prudential Retirement Insurance and Annuity Company	Guaranteed Income Fund	$556,017	**
*	Prudential Retirement Insurance and Annuity Company	Balanced I Fund/Wellington Mgmt.	74,794
*	Prudential Retirement Insurance and Annuity Company	Lifetime 60 Fund	4,874
*	Prudential Retirement Insurance and Annuity Company	Lifetime 50 Fund	10,129
*	Prudential Retirement Insurance and Annuity Company	Lifetime 40 Fund	41,129
*	Prudential Retirement Insurance and Annuity Company	Lifetime 30 Fund	141,304
*	Prudential Retirement Insurance and Annuity Company	Lifetime 20 Fund	116,547
*	Prudential Retirement Insurance and Annuity Company	Core Bond Fund	356,063
*	Prudential Retirement Insurance and Annuity Company	Dryden S & P 500 Index Fund	1,648,083
*	Prudential Retirement Insurance and Annuity Company	Small Cap Growth/TimesSquare Fund	178,536
*	Prudential Retirement Insurance and Annuity Company	Small CapValue Integrity Fund	236,774
*	Prudential Retirement Insurance and Annuity Company	American Century Ultra - Advisor	358,236
*	Prudential Retirement Insurance and Annuity Company	Mid Cap Growth/Artisan Partners Fund	696,738
*	Prudential Retirement Insurance and Annuity Company	Templeton Foreign Account-Class A Shares	43,521
*	Prudential Retirement Insurance and Annuity Company	Large Cap Value Fund/Wellington Mgmt.	1,340,168
*	Prudential Retirement Insurance and Annuity Company	Mid Cap Value Fund/Wellington Mgmt.	58,888
*	Prudential Retirement Insurance and Annuity Company	Oppenheimer Global Fund-Class A Shares	371,618
*	Prudential Retirement Insurance and Annuity Company	Calvert Social Inv. (CSIF) EQ-A	99,818
*	Prudential Retirement Insurance and Annuity Company	Cohen & Steers Realty, Inc. Fund	3,262
*	Sport Chalet, Inc.	Sport Chalet Common Stock A	268,911
*	Sport Chalet, Inc.	Sport Chalet Common Stock B	95,171
*	Participants	Participant Loans (Interest at 6.0% to 6.75%)	152,429

			$6,853,010

* Investment is with a party-in-interest to the Plan
** Represents contract value

See auditors’ report and accompanying notes to financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

SPORT CHALET, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

Dated: June 27, 2007	By:	/s/ Howard K. Kaminsky
Howard K. Kaminsky,
Trustee

By:	/s/ Dennis Trausch
Dennis Trausch,
Trustee

Exhibit Index

Exhibit
Number	Description	Page

23.1	Consent of Registered Independent Public Accounting Firm	14